Exhibit 10.1

PRESS RELEASE

Magic Software to Introduce its Business Integration Suite
iBOLT for Salesforce.com at Dreamforce Europe on May 7th

iBOLT for Salesforce.com available also on salesforce.com’s AppExchange

Meet us at Dreamforce Europe 2008, May 7-8, in London’s Barbican Center, booth #G19

Or Yehuda, Israel, May 5, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leader in enterprise application development, deployment and integration solutions, announced today the availability of iBOLT™ for Salesforce.com. The iBOLT business integration suite is now available for Salesforce users, enabling instant and real-time data sharing between Salesforce and the customer’s other business applications. The integrated business environment allows companies to increase operational efficiency, make more informed business decisions and improve customer service.

Using a code-free, wizard-based interface, Magic Software’s new iBOLT for Salesforce.com allows businesses to more fully leverage inter-application data. Companies can merge customer data across all on-premise applications, including accounting, ERP, supply chain management, human resource management system, logistics and more. More information regarding iBOLT for Salesforce.com is now available at http://www.salesforce.com/appexchange/.

According to Arita Mattsoff, vice president marketing of Magic Software, “We are looking forward to exhibiting our award-winning iBOLT for Salesforce.com at Dreamforce Europe, salesforce.com’s user and developer conference. We are confident that users of on-demand CRM solutions, such as Salesforce, will find our iBOLT business integration suite beneficial for their cross-organizational data synchronization, in the same way that our worldwide customers and SAP Business One partners have benefited from iBOLT when integrating on-premises ERP applications with other on-premises or on-demand business applications. We invite Dreamforce Europe visitors to take the opportunity and meet our experts to get a first hand review of our integration offering.”

Eyal Shahar, president of the California based Online Trading Academy, and an established iBOLT customer said, “Without iBOLT for Salesforce.com we would have had to invest a lot of time and resources in the implementation and migration of our users to new and unfamiliar systems. Using iBOLT we were able to quickly and easily integrate the data and business processes between our on-premises operations and finance systems and our on-demand Salesforce applications. We are extremely happy with the results. Productivity is up and our staff can today work quicker and make better decisions based upon a fuller view of our corporate data.”

Notes to Editors:

iBOLT for Salesforce.com is used to automate business processes that include:

—	Operations: Conversion of lead data into sales orders, item list synchronization and customer list synchronization
—	Sales: Forecast email alerts, single view of customer purchase history and link of e-commerce sales data into sales ledger / forecasts
—	Finance: Increase visibility of past due accounts and sales pipeline for risk analysis
—	Marketing: Data cleansing and connectivity to leading business industry databases captured lead data funneled directly into salesforce.com, ROI calculation per campaign, and real-time monitoring of telemarketing activity
—	Human Resources: Synchronization of employee information, manage new users based on credentials and manage an employee employment details into Salesforce.com
—	Management: Dashboard based on sales and marketing activities

Magic Software is demonstrating iBOLT for Salesforce.com at Dreamforce Europe 2008, the salesforce.com user and developer conference from May 7-8 in London’s Barbican Centre, booth #G19. iBOLT for Salesforce.com is available immediately via a monthly subscription from Magic Software and its authorized salesforce.com partners.

Force.com Platform and the AppExchange
Force.com (http://www.force.com/) reinvents the traditional development, deployment and distribution of any business application with platform-as-a-service. Developers, customers and partners can use Force.com to easily create a new generation of on-demand applications and deploy them worldwide as a service.  Force.com allows applications to be easily shared, exchanged and installed with a few simple clicks via salesforce.com’s AppExchange marketplace, enabling all the innovation that Force.com unleashes to be easily distributed to the entire on-demand community.

The AppExchange economy continues to expand, with thousands of customers installing applications via the AppExchange. Customers of all sizes can quickly and easily extend Salesforce with additional on-demand business applications available on the AppExchange, found at http://www.salesforce.com/appexchange/.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of business integration, application development and deployment tools. Magic Software has a presence in over 50 countries as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Press contacts:

In North America:	In Europe:
Cathy Caldeira	Arita Mattsoff
Metis Communications	Vice President Global Marketing
Tel: +1-617-236-0500	Magic Software Enterprises
magicsoftware@metiscomm.com	Tel: +972 (0)3 538 9292
arita@magicsoftware.com